March 6, 2012

VIA EDGAR

Mr. Lyn Shenk

Branch Chief

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-0005

Re:	TransDigm Group Incorporated
Form 10-K: For the Fiscal Year Ended September 30, 2011
Filed November 18, 2011
File No. 001-32833

Dear Mr. Shenk:

Set forth below is the response of TransDigm Group Incorporated (“TransDigm” or the “Company”) to the comment of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) that is set forth in your letter to Mr. Gregory Rufus, dated February 22, 2012 and sent via fax transmittal on February 22, 2012, with respect to the filing referenced above. For the staff’s convenience, the text of the staff’s comment is set forth below followed by the Company’s response.

Form 10-K for Fiscal Year Ended September 30, 2011

Management Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 27

1.

We note that cost of sales increased significantly due to volume increases resulting from acquisitions as well as organic sales growth, inventory purchase accounting adjustments, and acquisition integration costs. Please revise your discussion to quantify the portion of the increase that is attributable to each of these factors. In addition, please quantify and analyze the impact of each significant component of cost of goods sold that caused this line item to materially vary (or not vary when expected to) between comparative periods, with an explanation of the associated underlying reasons. This disclosure should be presented in a manner so as to allow investors to discern the relative contribution of each component cited to the total change in cost of goods sold. In addition, the impacts of material variances in components of cost of goods sold that offset each other should be separately disclosed, quantified, and discussed (and not netted). Lastly, we believe your disclosures could be improved and made more user-friendly by:

•	increasing the use of tables to present dollar and percentage changes in accounts and margin rates, rather than including such information in narrative text form;

•	using tables to list, quantify, and sum all of the material individual factors to which changes in accounts are attributable;

•	refocusing the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors in the tables above; and

•	ensuring that all material factors are quantified and analyzed.

RESPONSE: In future filings, we will quantify and disclose significant factors that contributed to a change in the dollar amount of cost of sales. Due to our acquisitive nature and the past trends in the aerospace component industry, changes in our cost of sales are often more attributable to our recent acquisitions in a given period.

We plan to include disclosures in our Quarterly Report on Form 10-Q for our second fiscal quarter ending March 31, 2012 that quantifies and analyzes the impact of increased cost of sales resulting from organic sales growth, acquisition growth and associated inventory purchase accounting adjustments and acquisition integration costs.

Our proposed revised disclosure, as it applies to the fiscal year ended September 30, 2011, follows:

Fiscal year ended September 30, 2011 compared with fiscal year ended September 30, 2010

Net Sales. Net organic and acquisition sales and the related dollar and percentage changes for the fiscal years ended September 30, 2011 and 2010 were as follows (amounts in millions):

	Fiscal Years Ended			% Change
	September 30,			from 2010
	2011	2010	Change	Total Sales
Organic sales	$929.8	$827.7	$102.1	12.3%
Acquisition sales	276.2	—	276.2	33.4%

	$1,206.0	$827.7	$378.3	45.7%

Acquisition sales represent sales of acquired businesses for the period up to one year subsequent to their acquisition dates. The amount of acquisition sales shown in the table above resulted from the acquisitions of Dukes Aerospace and Semco Instruments in fiscal 2010 and McKechnie Aerospace, Talley Actuation and Schneller Holdings in fiscal 2011.

The organic sales growth was primarily due to an increase of $22.2 million, or a 12.0% increase in commercial OEM sales, and an increase of $73.7 million, or a 22.1%

increase in commercial aftermarket sales, resulting primarily from improving market demand for commercial products. Defense sales increased by $1.6 million for fiscal 2011 compared to fiscal 2010.

Cost of Sales and Gross Profit. Cost of sales increased by $190.2 million, or 53.7%, to $544.8 million for fiscal 2011 from $354.6 million for fiscal 2010. Cost of sales and the related percentage of total sales for the fiscal years ended September 30, 2011 and 2010 were as follows (amounts in millions):

	Fiscal Years Ended
	September 30,			% Change
	2011	2010	Change	from 2010
Cost of sales—excluding acquisition-related costs below	$518.6	$345.6	$173.0	50.1%
% of total sales	43.0%	41.8%

Inventory purchase accounting adjustments	18.1	4.8	13.3	277.1%
% of total sales	1.5%	0.6%

Acquisition integration costs	8.1	4.2	3.9	92.9%
% of total sales	0.7%	0.5%

Total cost of sales	$544.8	$354.6	$190.2	53.7%

% of total sales	45.2%	42.8%

Gross profit	$661.2	$473.1	$188.1	39.8%

Gross profit percentage	54.8%	57.2%

The increase in the dollar amount of cost of sales was primarily due to increased volume associated with organic sales growth and the sales from acquisitions along with the related acquisition-related costs.

Gross profit as a percentage of sales decreased by 2.4 percentage points to 54.8% for fiscal 2011 from 57.2% for fiscal 2010. The dollar amount of gross profit increased by $188.1 million, or 39.8%, from fiscal 2011 to fiscal 2010 due to the following items:

•	Gross profit on the sales from the acquisitions indicated above (including acquisition-related costs) was approximately $110 million for fiscal 2011. These acquisitions diluted gross profit as a percentage of sales for fiscal 2011 by approximately 4 percentage points.

•	Organic sales growth described above included favorable product mix, favorable operating performance and positive leverage on our fixed overhead costs spread over a higher production volume. These items resulted in increased gross profit margin of approximately $78 million or approximately 2 percentage points for fiscal 2011.

Selling and Administrative Expenses. Selling and administrative expenses increased by $38.8 million to $133.7 million, or 11.1% of sales, for fiscal 2011 from $94.9 million, or 11.5% of sales, for the fiscal 2010. Selling and administrative expenses and the related percentage of total sales for the fiscal years ended September 30, 2011 and 2010 were as follows (amounts in millions):

	Fiscal Years Ended
	September 30,			% Change
	2011	2010	Change	from 2010
Selling and administrative expenses	$120.2	$86.5	$33.7	39.0%
% of total sales	10.0%	10.5%

Stock compensation expense	10.7	5.7	5.0	87.7%
% of total sales	0.9%	0.7%

Acquisition transaction-related expenses	2.8	2.7	0.1	3.7%
% of total sales	0.2%	0.3%

Total selling and administrative expenses	$133.7	$94.9	$38.8	40.9%

% of total sales	11.1%	11.5%

The increase in the dollar amount of selling and administrative expenses is primarily due to higher selling and administrative expenses relating to recent acquisitions of approximately $28 million and non-cash stock compensation expense as shown in the table above.

Amortization of Intangibles. Amortization of intangibles increased to $40.3 million for fiscal 2011 from $15.1 million for fiscal 2010. The net increase of $25.2 million was primarily due to amortization expense related to the additional identifiable intangible assets recognized in connection with acquisitions during the last twelve months.

Refinancing Costs. Refinancing costs were recorded as a result of the refinancing of TransDigm’s entire debt structure in December 2010. The charge of $72.5 million consisted of the premium of $41.9 million paid to redeem our 7 3/4% senior subordinated notes, the write-off of debt issue costs and unamortized note premium and discount of $25.7 million, and the settlement of the interest rate swap agreement and other expenses of $4.9 million.

Interest Expense-net. Interest expense increased $73.0 million, or 65.1%, to $185.3 million for fiscal 2011 from $112.2 million for fiscal 2010. The net increase in interest expense-net was primarily due to an increase in the weighted average level of outstanding borrowings, which was approximately $2.90 billion for fiscal 2011 and approximately $1.78 billion for fiscal 2010. The increase in borrowings was due to the debt refinancing transactions and the acquisition financing related to McKechnie Aerospace which occurred in December 2010. The weighted average interest rate on total borrowings outstanding at September 30, 2011 was approximately 5.9%.

Income Taxes. Income tax expense as a percentage of income before income taxes was approximately 33.6% for fiscal 2011 compared to 34.8% for fiscal 2010. The decrease in the effective tax rate was primarily due to non-recurring adjustments in estimated deferred state obligations and an increase in research and development tax credits.

Income from Discontinued Operations. Income from discontinued operations comprises the net loss from discontinued operations through the dates of sale of the fastener business and AQS of $2.1 million and the after-tax net gain on sales of $22.0 million recorded during fiscal 2011.

Net Income. Net income increased $8.7 million, or 5.3%, to $172.1 million for fiscal 2011 compared to net income of $163.4 million for fiscal 2010, primarily as a result of the factors referred to above.

Earnings per Share. The basic and diluted earnings per share were $3.17 for fiscal 2011 and $2.52 per share for fiscal 2010. For fiscal 2011, basic and diluted earnings per share from continuing operations were $2.80 and basic and diluted earnings per share from discontinued operations were $0.37. Net income for fiscal 2011 of $172.1 million was decreased by an allocation of dividends to participating securities of $2.8 million resulting in net income available to shareholders of $169.3 million. Due to the special cash dividend declared and paid during fiscal 2010, the net income for fiscal 2010 of $163.4 million was reduced by an allocation of dividends to participating securities of $30.3 million resulting in net income applicable to common shareholders of $133.1 million.

As requested, the Company acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the filing; (2) the staff’s comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the foregoing, please contact the undersigned at (216) 706-2959.

Very truly yours,

/s/ Gregory Rufus

Gregory Rufus

Executive Vice President, Chief Financial Officer and Secretary

TransDigm Group Incorporated

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